UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number: 1-9047
A. Full title of the Plan:
The Rockland Trust Company Employee Savings and
Profit Sharing and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant
To the Plan and the
Address of its principal office:
Independent Bank Corp.
288 Union Street
Rockland, Massachusetts 02370
As filed on June 29, 2007

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The 401(k) Committee
Rockland Trust Company
  Employee Savings, Profit Sharing and Stock Ownership Plan:
We have audited the accompanying statement of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan, (the Plan), (formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
The Plan has adopted FSP Nos. AAG-INV-1 and SOP 94-4-1 as discussed in Note 2 to the financial statements, Reporting of Fully-Benefit Responsive Investment Contracts held by Certain Investment Companies subject to the AICPA Investment Guide and Defined Contribution Health and Welfare Pension Plans.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Vitale, Caturano & Company, Ltd.
Boston, Massachusetts
June 27, 2007

Report of Independent Registered Public Accounting Firm
The 401(k) Committee
Rockland Trust Company
  Employee Savings, Profit Sharing and Stock Ownership Plan:
We have audited the accompanying statement of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan, (the Plan), (formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Boston, Massachusetts
June 26, 2006

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (note 3):
Collective investment trusts
DWS Stable Value Fund	$3,350,254	2,806,764
DWS Stock Index Fund	5,193,659	4,298,807
Common stock	8,986,283	7,377,473
Mutual funds:
Bonds	1,480,311	1,444,413
Balanced	4,626,445	3,964,606
Equity	12,077,683	10,029,321
Personal access fund	234,815	140,283
Participant loans	1,114,971	986,114

	37,064,421	31,047,781
Non-interest bearing cash	34	11,851

Net assets available for benefit, at fair value	37,064,455	31,059,632

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101,746	78,046

Net assets available for benefits	$37,166,201	31,137,678

The accompanying notes are an integral part of these financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$3,635,193
Interest and dividends	1,013,156

4,648,349
Contributions:
Participant	2,678,245
Employer	1,284,823

3,963,068

Total additions	8,611,417

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,582,894

Total deductions	2,582,894

Net increase	6,028,523
Net assets available for benefits:
Beginning of year	31,137,678

End of year	$37,166,201

The accompanying notes are an integral part of these finaicial statements.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1) Description of the Plan
The following description of the Rockland Trust Company (Company) Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective July 1, 2006, the Plan was amended to add defined cash contribution features to the Plan based on 5.00% of each eligible participant’s compensation for the Plan year that are intended to satisfy the “safe harbor” provisions of the Internal Revenue Code. However, for the Plan Year ending December 31, 2006, a participant’s excess compensation shall include only the amount of the participant’s compensation attributable to the period from July 1 through December 31, 2006 in excess of 50% of the integration level in effect for such plan year.
Effective July 1, 2005, the Plan was amended and restated to incorporate previous amendments and to include a Company Stock Account allowing participants electing the Company stock as an investment option to receive dividends paid on Company stock to be paid in either cash or reinvested into the Plan. Additionally, the amended and restated Plan allows for employees to contribute greater levels of compensation subject to Internal Revenue Service (IRS) limitations (see Contributions note below).
The original plan was created on September 9, 1971 with several amendments made in the years to follow mostly to comply with provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986.
The Plan covers employees of the Company who meet specified eligibility requirements. DWS Scudder (named Scudder Investments until February 2, 2006) is the custodian and trustee of the Plan.
(b) Eligibility
An employee becomes a participant in the Plan upon date of employment. However, to share in any Company contributions to the Plan (see Contributions note below), a participant must have completed one year of service (defined as at least 1,000 hours of service in the first twelve consecutive months of employment). After meeting that eligibility requirement, there are other requirements that a participant must meet to share in Company matching, qualified nonelective or discretionary contributions, as follows:
Company matching contributions to the Plan are made each pay period. Therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
In order to share in the Company’s qualified nonelective or discretionary contributions to the Plan for any year, a participant must: 1) have completed a year of service during the Plan year (worked 1,000 or more hours during the year) and 2) be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company’s contribution.
(c) Contributions
Under the amended and restated Plan, subject to IRS limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre-tax basis and up to an additional 10% of their compensation on an after-tax basis. However, the total contribution may not exceed 99% of compensation. For the year 2006, the IRS contribution limit was $15,000 with a $5,000 catch-up provision for participants age 50 or above.
Under the Plan, the Company will contribute the following:
1)	a matching contribution equal to 25% of the amount of the salary reduction (less any catch up contributions) the employee elected to defer (limited to 6% of the employee’s payroll period compensation); and

2)	for each nonhighly compensated participant, a qualified nonelective contribution equal to a uniform percentage of compensation, which percentage will be determined by the Company.

3)	a non-elective contribution in an amount equal to 5% of the employee’s compensation for that year (this non-elective contribution is effective for compensation earned between July 1, 2006 through December 31, 2006 for the 2006 plan year).

4)	a supplemental non-elective contribution equal to 5% of the amount by which an employee’s compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2006 the Social Security wage base is $94,200. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code.

5)	a discretionary contribution for employees that are actively employed on the last day of the Plan Year.
No discretionary contributions were made in 2005 and 2006. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation for the plan year bears to the total compensation of all qualifying participants.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Plan was amended as of July 1, 2005 such that any employee hired by the Company on or after January 1, 2006 will be automatically enrolled in the Plan and will be deemed to have made an election to defer 6% of his or her compensation commencing with the first payroll period following thirty (30) days of employment. Provided, however, that no such deemed election shall be implemented unless the participant has been given a notice that explains this enrollment feature and their right to elect a different deferral election (or no deferral).
(d) Vesting and Distribution of Benefits
Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account. The amended and restated Plan allows the form of payment to be a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee’s assumed life expectancy. Previously, the forms of payment were a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount. However, if the employee’s vested benefits under the Plan do not exceed $5000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the Internal Revenue Service if timely notice is not received from the employee).
Distribution of benefits attributable to investments other than those attributable to the Company Stock Account will be in the form of cash. Distribution of benefits attributable to the Company Stock Account will be in the form of cash, Company stock, or both. Participants (or beneficiaries) may demand distribution in the form of Company stock for benefits attributable to the Company Stock Account.
(e) Participant’s Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(f) Investment Options
Participants are offered 15 investment portfolios into which they can direct their contributions.
Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
DWS Stable Value Fund
This fund seeks to provide principal stability, a competitive yield (as compared with money market instruments) and reliable liquidity from a portfolio of high-quality instruments, including guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.
DWS Stock Index Fund
This fund seeks to match, before fees and expenses, the performance of the Standard & Poor’s (S&P) 500 Stock Index, which emphasizes stocks of large U.S. companies. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.
Personal Access Fund
This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.
DWS Core Plus Income Fund
This fund seeks to maximize total return consistent with preservation of capital and prudent investment management by investing for both current income and capital appreciation.
DWS Balanced Fund
This fund seeks the highest total return, a combination of income and capital appreciation, consistent with reasonable risk.
DWS Large Company Growth Fund
This fund seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large U.S. companies that are similar in size to the companies in the Russell 1000 Growth Index.
DWS Large Cap Value Fund
This fund seeks long-term capital appreciation, with current income as a secondary objective.
Janus Balanced Fund
This fund seeks long-term growth of capital, balanced by current income.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Janus Research Fund (Renamed from Janus Mercury Fund on 12/30/06)
This fund seeks long-term growth of capital by investing in common stocks of issuers of any size, which may include larger, well-established issuers and smaller, emerging growth companies.
Janus Twenty Fund
This fund seeks long-term growth of capital by investing primarily in common stocks of companies that offer rapid growth potential. The fund concentrates its investments in a core position of 20-30 common stocks.
DWS Dreman High Return Equity Fund
This fund seeks to achieve a high rate of total return.
Neuberger Berman Genesis Fund
This fund seeks capital appreciation through investment in common stocks of companies with small market capitalization, which it defines as those with a total market value of no more than $1.5 billion at time of purchase.
Neuberger Berman International Fund
The fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of equity securities of foreign issuers.
Templeton Foreign Fund
This fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.
Independent Bank Corp. Stock
This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.
(g) Investment Contracts which include Insurance and Investment Contracts
The Plan offers DWS Stable Value Trust which fully invests its funds into Pyramid Stable Value Fund. Pyramid Stable Value Fund invests in many securities including guaranteed investment contracts (GICs), GIC alternatives such as Separate Account GICs or synthetic GICs. Pyramid Stable Value Fund may also invest in a portfolio of marketable fixed income securities and other financial instruments (collectively called Portfolio Securities), for which Deutsche Bank Trust Company Americas (Deutsche Bank), the trustee, may enter into one or more agreements (Liquidity

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Agreements) in the name of the Pyramid Stable Value Fund, in order to provide book value liquidity for Portfolio Securities sold from the Pyramid Stable Value Fund to make plan participant-directed withdrawals. Liquidity agreements may be issued by banks (other than Deutsche Bank or any of its affiliates), insurance companies or other financial institutions domestic or foreign. The combination of one or more Portfolio Securities and a Liquidity Agreement is considered a GIC Alternative or Synthetic GIC. In a synthetic GIC structure, the underlying investments are owned by the Pyramid Stable Value Fund. The GICs included in the Stable Value Fund represent fully benefit-responsive investment contracts with Deutsche Bank.
The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the underlying fund’s “wrapper” contracts. To the extent that the underlying fund has unrealized and realized losses (that are accounted for, under contract value accounting, through a positive value of the wrapper contract), the interest crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generated realized and unrealized gains (reflected in a negative wrapper value adjustment under contract value accounting), an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than then-current market rates.
As described in footnote (2)(b), Fully benefit-responsive investment contracts held by certain investment companies, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, there are certain employer initiated events that could limit the ability of Pyramid Stable Value Fund to transact at contract value. Examples of these employer initiated events include:
1.	Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended.

2.	Full or partial termination of the Plan.

3.	Involuntary termination of employment as a result of a corporate merger, divestiture spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy.

4.	Changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuer.

5.	Dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option.

6.	Events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

7.	Certain Plan level withdrawals or plan Participant-Directed Withdrawals that are deemed not normal, as defined in the Pyramid Stable Value Portfolio Fund description.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Issuers cannot terminate the wrapper contracts unless there is a breach of the contract on the manager’s part. Actions that would lead to a breach (after the relevant cure period), include, but would not be limited to, material misrepresentation, failure to pay wrapper fees, or failure to adhere to investment guidelines.
The relationship between future interest crediting rates and the adjustment to contract value reported on the statement of net assets is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the market and book of each contract by the duration of the bond portfolio covered by the contract. The crediting interest rate is reset on a quarterly basis. The minimum crediting rate under the terms of the contract is 0%.
Key factors that could influence future average interest crediting rates include, but are not limited to, cash flows experienced by the Fund, changes in level of interest rates, total return performance of the underlying bond strategies within each synthetic GIC contract, defaults of credit failures in the underlying bond portfolios, or the immunization of one or more synthetic GIC contract.
The average yield and crediting interest rates were 5.49% and 4.78%, respectively for the year ended December 31, 2006. The average yield and crediting interest rates were 4.69% and 4.21%, respectively for the year ended December 31, 2005.
(h) Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. stock within the Plan will be paid to the Plan and may be distributed in cash not later than 90 days after the close of the Plan year in which paid, or be reinvested in Company stock. Dividends reinvested may participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. stock, will direct the Trustee as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. stock held as part of the Plan assets.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(i) Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants’ vested account balance, whichever is less. No more than four (4) loans per participant may be outstanding. The loans are secured by the vested balance in the participant’s account and bear interest at rates that range from 4.00% to 9.50%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five (5) years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.
(j) Priorities of the Plan Upon Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants’ accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.
(b) New Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include fully benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has retroactively applied the guidance to the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FASB 157”). This statement defines fair value, establishes a framework for measuring fair value and expends disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statements impact on its financial statements.
(c) Expenses
The Company pays all expenses of the Plan at the option of the Company.
(d) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
The fair value of the guaranteed investment contract is calculated based on the fair market value in the underlying assets of the Pyramid Stable Value fund.
The investments in the common/collective trust are valued at estimated fair value based on the value of the underlying investments.
Participant loans are valued at their estimated fair value on the basis of future principal payments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex dividend date.
The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(f) Benefits Paid
Benefits are recorded upon distribution.
(g) Refundable Contributions
At December 31, 2006 and 2005, $76,524 and $57,298, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service were refunded by the Plan to participants after the end of the Plan year.

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Benefits Payable
At December 31, 2006 and 2005, net assets available for benefits included $0 and $147,762, respectively, for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.
(3)	Investments
The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2006 and 2005:

	Fair value
Description of investment	2006	2005

Independent Bank Corp. Stock	$8,986,283	7,377,473
DWS Stock Index Fund	5,193,659	4,298,807
DWS Balanced Fund	3,931,895	3,910,628
DWS Stable Value Fund, (contract value — $3,452,000 and $2,884,810, respectively)	3,350,254	2,806,764
DWS Large Company Growth Fund	2,569,887	2,400,920
Janus Research Fund	2,231,909	2,115,311
Templeton Foreign — A	2,015,164	1,301,460
Neuberger Berman Genesis Trust	1,731,325	1,639,110

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,635,193 as follows:

Investments at Fair Value as Determined by Quoted Market Price:
Personal access fund	$30,903
Common stock	1,930,898
Mutual funds — bonds	(7,608)
Mutual funds — balanced	285,278
Mutual funds — equity	709,547

2,949,018

Investments at Estimated Fair Value:
Collective investment trust — DWS Stock Index Fund	686,175

Net change in fair value	$3,635,193

(4)	Related-Party and Parties-in-Interest Transactions
Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company qualify as related party transaction. Certain collective investment trusts and mutual funds managed by DWS Scudder (named Scudder Investments until February 2, 2006), a Plan trustee as defined by the Plan, qualify as party-in-interest transactions.
(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2006 that the amended and restated Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
(6)	Reconciliation of Financial Statements to Form 5500

ROCKLAND TRUST COMPANY
EMPOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005
Investments, at fair value, per the financial statements	$37,064,421	$31,047,781

Adjustments from fair value to contract value for interest in Stable Value Funds that holds investments in fully benefit-responsive investment contracts	101,746	78,046

Investments per the Form 5500, Schedule H, Part 1 (lines 1c(8), 1c(9), 1c(13), 1c(15), and 1d(1))	$37,166,167	$31,125,827

The following is a reconciliation of total assets per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits at fair value, per the financial statements	$37,064,455	$31,059,632

Adjustments from fair value to contract value for interest in Stable Value Funds that holds investments in fully benefit-responsive investment contracts	101,746	78,046

Total assets per the Form 5500, Schedule H, Part 1 (line 1(f))	$37,166,201	$31,137,678

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2006

(a)	(b)	(c)					(d)	(e)
		Description of Investment
Identity of Issuer, Borrower, or Similar Party		Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value

*	DWS Stable Value Fund	Collective Investment Trusts	n/a	4.78%	n/a	n/a	n/a	$3,452,000
*	DWS Stock Index Fund	Collective Investment Trusts	n/a	n/a	n/a	n/a	n/a	5,193,659

								8,645,659

	Personal Access Fund
	SSGA Money Market Fund	Cash and Cash Equivalents	n/a	n/a	n/a	n/a	n/a	76,359

	CVS Caremark Corp Com Del	Common Stock	n/a	n/a	n/a	n/a	n/a	3,102
	Coldwater Creek Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	2,452
	Corning Inc	Common Stock	n/a	n/a	n/a	n/a	n/a	4,603
	Dow Chemical Co.	Common Stock	n/a	n/a	n/a	n/a	n/a	8,560
	Exodus Communications Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	—
	Ishares TR Dow Jones U.S. Energy Sector Index	Common Stock	n/a	n/a	n/a	n/a	n/a	10,238
	Kimberly Clark Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	6,959
	Sector SPDR TR SHS Ben Int Financial	Common Stock	n/a	n/a	n/a	n/a	n/a	11,106
	United Health Group	Common Stock	n/a	n/a	n/a	n/a	n/a	2,688
	Worldcom Inc	Common Stock	n/a	n/a	n/a	n/a	n/a	—
	Yum Brands Inc	Common Stock	n/a	n/a	n/a	n/a	n/a	2,964
	Nabors Industries LTD (Bermuda)	Common Stock	n/a	n/a	n/a	n/a	n/a	2,978

	American AMCAP Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	5,303
	Baron Small Cap	Mutual Funds	n/a	n/a	n/a	n/a	n/a	14,434
	Columbia Acorn USA Class Z	Mutual Funds	n/a	n/a	n/a	n/a	n/a	6,624
	Dodge & Cox Balance	Mutual Funds	n/a	n/a	n/a	n/a	n/a	6,109
	Federated Income Trust Institutional	Mutual Funds	n/a	n/a	n/a	n/a	n/a	28,281
	Fidelity Contrafund	Mutual Funds	n/a	n/a	n/a	n/a	n/a	12,117
	Lord Abbett Mid Cap Value Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	6,466
	Third Avenue Value	Mutual Funds	n/a	n/a	n/a	n/a	n/a	15,906

	Permian Basin RTY TR	Units	n/a	n/a	n/a	n/a	n/a	1,726
	Santa Fe Energy TR Spers RCPT	Units	n/a	n/a	n/a	n/a	n/a	5,840

								234,815

*	Independent Bank Corp. Mass	Common Stock	n/a	n/a	n/a	n/a	n/a	8,986,283

*	DWS Core Plus Income Fund	Mutual Funds — Bonds	n/a	n/a	n/a	n/a	n/a	1,480,311

*	DWS Balanced Fund	Mutual Funds — Balanced	n/a	n/a	n/a	n/a	n/a	3,931,895
	Janus Balanced Fund	Mutual Funds — Balanced	n/a	n/a	n/a	n/a	n/a	694,550

								4,626,445

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2006

(a)	(b)	(c)					(d)	(e)
		Description of Investment
Identity of Issuer, Borrower, or Similar Party		Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value

*	DWS Large Company Growth Fund	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	$2,569,887
	Janus Research Fund	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	2,231,909
	Templeton Foreign — A	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	2,015,164
	Janus Twenty Fund	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	1,549,560
	Neuberger Berman Genesis Trust	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	1,731,325
	Neuberger Berman International - Trust	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	156,945
*	DWS Large Cap Value Fund	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	904,947
*	DWS Dreman High Return Equity Fund	Mutual Funds — Equity	n/a	n/a	n/a	n/a	n/a	917,946

								12,077,683

*	Loans to participants	Participant Loans	n/a	4.00 — 9.50%	n/a	n/a	—	1,114,971

	Total investments held at December 31, 2006							$37,166,167

*	Represents a party-in-interest to the Plan.
See accompanying independent registered Public Accountants’ report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (Name of Plan)
Date: June 29, 2007	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.